TRUST FOR CREDIT UNIONS
4400 Computer Drive
Westborough, MA 01581
June 27, 2012
VIA EDGAR TRANSMISSION
Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions Post-Effective Amendment No. 40 (File Nos. 33-18781 and 811-5407)
Dear Ms. O’Neal-Johnson:
     Pursuant to Rule 461 under the Securities Act of 1933, Trust for Credit Unions (the “Trust”) hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on July 2, 2012 or as soon thereafter as practicable. The Post-Effective Amendment was filed to offer a new share class, named Investor Shares, of the Trust’s existing Money Market Portfolio, Ultra-Short Duration Government Portfolio and Short Duration Portfolio.
     Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Andrew Seaberg, Esq. at (215) 988-3328.

Very truly yours,

TRUST FOR CREDIT UNIONS

By:	/s/ Jonathan Jeffreys Jonathan Jeffreys
Vice President

CALLAHAN FINANCIAL SERVICES, INC.
1001 Connecticut Avenue, N.W.
Suite 1001
Washington, D.C. 20036
June 27, 2012
VIA EDGAR TRANSMISSION
Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions Post-Effective Amendment No. 40 (File Nos. 33-18781 and 811-5407)
Dear Ms. O’Neal-Johnson:
     Pursuant to Rule 461 under the Securities Act of 1933, Trust for Credit Unions (the “Trust”) hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on July 2, 2012 or as soon thereafter as practicable. The Post-Effective Amendment was filed to offer a new share class, named Investor Shares, of the Trust’s existing Money Market Portfolio, Ultra-Short Duration Government Portfolio and Short Duration Portfolio.
     Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Andrew Seaberg, Esq. at (215) 988-3328.

Very truly yours,

CALLAHAN FINANCIAL SERVICES, INC.

By:	/s/ Jay Johnson Jay Johnson
Executive Vice President

June 27, 2012
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Deborah O’Neal-Johnson

Re:	Trust for Credit Unions (the “Registrant”) Post-Effective Amendment No. 40 File Nos. 333-176625; 811-21985
Ladies and Gentlemen:
Enclosed is a request of the Registrant and its principal underwriter for acceleration of the above-referenced Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A. Please contact me at (215) 988-3328 with any questions related to this request and to notify of the effectiveness of the Registration Statement. In my absence, please contact Mary Jo Reilly, Esq., at (215) 988-1137.

Sincerely,

/s/ Andrew Seaberg
Andrew Seaberg
Enclosure